Exhibit 12(a)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,
(dollars in thousands)	2005		2006		2007		2008		2009(2)		2010(2)
Net income (loss)	$41,779		$41,946		$40,982		$2,162		$(58,038)		$(40,102)
Income tax expense (benefit)	31,899		32,994		33,901		9,349		(36,101)		(23,469)
Fixed charges	147,069		173,889		232,691		242,877		268,441		254,098

Earnings	220,747		248,829		307,574		254,388		174,302		190,527

Interest expense, net	89,160		111,644		166,003		169,150		196,520		185,681
Rents under leases representative of an interest factor	57,544		61,880		66,323		73,362		71,556		68,052
Preferred dividends	365		365		365		365		365		365

Fixed charges	147,069		173,889		232,691		242,877		268,441		254,098

Ratio of earnings to fixed charges	1.5	x	1.4	x	1.3	x	1.0	x	0.6	x	0.7	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the years ended December 31, 2010 and 2009, earnings were insufficient to cover fixed charges by $63.6 million and $94.1 million, respectively.